

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 23, 2018

<u>Via E-Mail</u>
Lloyd McAdams
Chairman and Chief Executive Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, Second Floor
Santa Monica, California 90401

> **Re:** **Anworth Mortgage Asset Corporation**
> **Registration Statement on Form S-3**
> **Filed March 15, 2018**
> **File No. 333-223697**

Dear McAdams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Mark Kelson, Esq.
Greenberg Traurig, LLP